April 20, 2010

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Rebecca Marquigny, Esq.

Re:	Third Avenue Variable Series Trust, Third Avenue Variable Portfolio, Annuity Class (File Numbers: 333-81141; 811-09395)

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned Portfolio acknowledges the following:

•	the Portfolio is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Portfolio may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

THIRD AVENUE VARIABLE SERIES TRUST

By:	/s/ W. James Hall

General Counsel